MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

December 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (4) Filed November 28, 2017

File No. 000-27039

Your Correspondence dated December 19, 2017

Dear Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated December 19, 2017. The specific comments below are numbered to correspond to your comment letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 28, 2017

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1. We note your response to prior comment 1. As previously requested, please file the amended "Funding Schedule included as Schedule 5" from the Bougainville joint venture agreement, dated November 6, 2017, as an exhibit, or tell us your basis for not filing this schedule as an exhibit.

Response:        The Company will amend its Form 1012g to include the funding schedule as an exhibit.

2. Revise to provide the Schedule 6-Joint Venture Project Plan as an exhibit or tell us how you determined it was not required. If you believe and are able to support that it is not required as an exhibit, provide us with the Schedule 6 supplementally in your response.

Response: The Company will amend its Form 1012g to provide Schedule 6-Joint Venture Project Plan.

U.S. Securities and Exchange Commission

December 28, 2017

3. Given the significance of your investment, please tell us:

• the carrying amount of your investment accounted for by the equity method at March 31, 2017, June 30, 2017, and September 30, 2017;

Response: There was no investment balance pertaining to the Bougainville joint venture for the first quarter ended March 31, 2017, because the Company did not make its first investment until April 2017. For the quarter ended June 30, 2017, the investment balance pertaining to Bougainville under the equity method, included as part of the $280,000 investment balance reported on the Balance Sheet, was $75,000. The $75,000 payment was the good faith deposit required pursuant to the terms of the joint venture contract. The remaining investment balance related to a $205,000 stock purchase in Moneytrac Technologies. The carrying amount of the balance of our investment, as reported on the balance sheet for the quarter ended September 30, 2017, was zero. This is due to the fact that $375,000 was written off as a Loss on equity investment on the Profit and Loss report for the company. The Company made an additional $300,000 investment in the Bougainville joint venture in Q3 and this amount, along with the $75,000 deposit, were all expensed by the joint venture in order to set up operations. The joint venture’s financial statements reflect that all of the funds that the Company paid as of September 30, 2017 had been expensed and there were no assets.

• how you considered the disclosures required by ASC 323-10-50;

Response: Note 5 from the Company’s September 30, 2017 Form 10Q, includes the following disclosure, which is substantially what is required by ASC 323-10-50.

BV-MCOA Management, LLC

On March 16, 2017, the Company entered into a Joint Venture Agreement (“Agreement”) with Bougainville Ventures, Inc., a corporation organized under the laws of Canada to engage in the development and promotion of products in the legalized marijuana industry in the state of Washington under the name of BV-MCOA Management LLC. Ownership and voting control is divided on a 50/50 basis with neither party having effective control.

The total investment of $375,000 is comprised of a 50% ownership of BV-MCOA Management LLC and is accounted for using the equity method of accounting. The Company’s 50% income earned by BV-MCOA Management LLC will recorded as other income/expense in the Company’s Statement of Operations in the appropriate periods.  The Company’s 50% loss incurred by the Company’s interest was $375,000 for the three and nine months ended September 30, 2017 and $0 for the three and nine months ended September 30, 2016 and was recorded as other income/expense in the Company’s Statement of Operations in the appropriate periods.

• how you considered whether you need to provide the separate financial statements of the joint venture under Regulation S-X, Rule 3-09, including your analysis of the significance tests;

Response: Please see response to the question above, as it includes the disclosure, and there is no separate financial statement to provide, as all of the funds were expensed and nothing was retained as an asset on joint venture’s balance sheet.

U.S. Securities and Exchange Commission

December 28, 2017

• what Bougainville contributed to the joint venture, and if it includes funding, provide a quantified schedule with timing.

Response: Knowledge and experience in the conversion of irrigated farm land that was traditionally used to grow feed crops, into greenhouse equipped farmland used to grow other crops including but not limited to cannabis; development and refinement of standard operating procedures for the conversion operations; special plans to build out a 5600-square foot greenhouse optimized with proprietary low-carbon and sustainable operations; water rights to the main stem of the Eden Valley aquifer; and, a Washington State Liquor Control Board I-502 license. Bougainville is not contributing funding to the JV.

4. Given that the funding commitments at given dates appear to be fixed and determinable, tell us how you determined not to account for the funding commitment as of the date signed as a liability rather than an off-balance sheet commitment. Provide us with your analysis of the applicable accounting literature.

Response: Although the funding installments were determinable based on the suggested payments schedules, and timelines reflected in the agreements with St. George, the payments were not fixed, as St. George could have unilaterally decided not to fund each installment. Consequently, the total amount of the unfunded loan was not recorded as a liability on MCOA’s books until each installment was funded.

5. You disclose the following on page 10: "On March 16, 2017, the Company entered into a joint venture agreement with Bougainville Ventures, Inc., a Canadian corporation operating under the name BV-MCOA Management, LLC (“BV”), a Washington State Limited Liability Company. BV holds an assignable cannabis cultivation license and a lease for real property located in the State of Washington. The joint venture agreement with Bougainville Ventures, Inc., commits the Company to raise one million dollars in order to purchase the property that BV would cultivate and harvest upon. The Company will lease the property to the venture, thus acting solely as a landlord." Please disclose the following:

• Revise to clarify whether you will own the property or BV as the joint venture will own the property.

Response: The Company will only act as a landlord, and is in the process of purchasing the land from the lessor. The Company brought the land to the joint venture; BV contributed the items in #3 above.

• Provide an update on the status of the purchase of the property.

Response: The property was acquired through the funds transferred to the joint venture in the fourth quarter of 2017, and will be reflected as an asset on the financial statements for the year ended December 31, 2017.

• Clarify how the property is accounted for in your financial statements versus in the financial statement of the joint venture.

Response: The title of the property was not transferred to the name of the joint venture until the final installment payment was made to the amended agreement in the Fourth Quarter. Consequently, neither the financial statements of the joint venture or the Company reflect the purchase price of the property on the financial statements for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017.

U.S. Securities and Exchange Commission

December 28, 2017

6. Based on the funding term dates provided in your response compared to the dates you paid those amounts it appears you were in technical default of the agreement. To the extent that you amend either of your Forms 10-Q for June 30, 2017 or September 30, 2017 or your Form 10 to address any of the above comments, revise both the footnotes of the financial statements as well as the Liquidity section of your MD&A to clearly disclose the extent to which you were in default of the payment terms of the Bougainville joint venture agreement as of each balance sheet date presented. Further, confirm that you will clearly disclose any future defaults of this or other debt agreements in your future Exchange Act filings.

Response: Based upon the Company’s failure to comply with making payments consistent with the original funding schedule, the Company will amend its Form 10-Q for June 30, 2017 and September 30, 2017 to disclose: (1) the fact of the defaults as contingent liabilities in footnotes to the financial statements; and, (2) the Liquidity section of the respective MD&A disclosures. Further, the Company will include a subsequent event disclosure in its Form 10-12g that discloses the defaults and the subsequent amendment disclosed in Form 8-K/A filed on December 11, 2017. The Company also confirms that it will disclose any future defaults of this or other debt agreements in future Exchange Act filings.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer